October 23, 2020

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. David Gessert

Mr. Michael Clampitt

Ms. Michelle Miller

Ms. Sharon Blume

Re:	MediaAlpha, Inc.

Registration Statement on Form S-1

Registration File No. 333-249326

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between October 20, 2020 and the date hereof, the number of Preliminary Prospectuses dated October 20, 2020, which were furnished to 7 prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others, was approximately 1,500.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern time, on October 27, 2020 or as soon thereafter as practicable.

[Signature Pages Follow]

Very truly yours,

J.P. Morgan Securities LLC

Citigroup Global Markets Inc.

As Representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC

/s/ Michael Rhodes
Name: Michael Rhodes
Title: Vice President

CITIGROUP GLOBAL MARKETS INC.

/s/ Arjun Chatterji
Name: Arjun Chatterji
Title: Vice President

[Signature page to the Acceleration Request - Registration File No. 333-249326]